FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 7 October 2004 – 8 October 2004

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Media Release

Telecom shareholders welcome new directors and pass all resolutions

7 October 2004

MEDIA RELEASE

Telecom shareholders welcome new directors and pass all resolutions

Telecom shareholders re-elected businessmen Rob McLeod and Wayne Boyd as directors of the company at Telecom’s annual meeting in Wellington today. This follows their appointment to the Board in July this year. Shareholders also re-elected Rod McGeoch and Michael Tyler who were standing for re-election by rotation.

Approximately 110 shareholders who attended the meeting were asked to vote on six resolutions, all of which were passed by a substantial majority

Chairman Roderick Deane welcomed the shareholders’ decision to support the re-election of all four directors. “We have a very broad and well balanced set of skills and experience around the Telecom Board table.” Dr Deane said.

Resolutions passed by shareholders today were:

•	Authorising the directors to fix the remuneration of the Auditors

•	Re-election of directors

•	and

•	Amending the Telecom constitution to incorporate the New Zealand Exchange Listing Rules by reference.

The list of resolutions, along with the outcome of shareholder voting, is provided below:

RESOLUTION 1

That the directors be authorised to fix the Auditors’ remuneration.

% of shares voted for: 99.99%

% of shares voted against: 0.01%

RESOLUTION 2

That Mr Rod McGeoch be re-elected as a director of Telecom

% of shares voted for: 95.39%

% of shares voted against: 4.61%

RESOLUTION 3

That Mr Michael Tyler be re-elected as a director of Telecom

% of shares voted for: 99.25%

% of shares voted against: 0.75%

RESOLUTION 4

That Mr Wayne Boyd be re-elected as a director of Telecom

% of shares voted for: 99.51%

% of shares voted against: 0.49%

RESOLUTION 5

That Mr Rob McLeod be re-elected as a director of Telecom

% of shares voted for: 99.67%

% of shares voted against: 0.33%

RESOLUTION 6

That Telecom’s constitution be amended, effectively immediately, as set out in the Annexure to the Explanatory Notes accompanying the Notice of Meeting.

% of shares voted for: 99.90%

% of shares voted against: 0.10%

ENDS

For further information please contact:

John Goulter

Public Affairs and Government Relations Manager

Phone 04 498 9369, 027 232 4303 or

john.goulter@telecom.co.nz

Or

Phil Love

Senior Corporate Affairs Executive

Phil.love@telecom.co.nz

Phone 04 498 9155, 027 244 8496

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Linda Marie Cox
Linda Marie Cox
Company Secretary

Dated:	8 October 2004